UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO to Partially Redeem Equity Interest NIO China from Investors

NIO Inc. (“NIO” or the “Company”) has agreed to redeem 8.6% equity interests in NIO (Anhui) Holding Co., Ltd. (“NIO Anhui”), the legal entity of NIO China.

In April 2020, the Company entered into definitive agreements with a group of investors in Hefei (collectively, the “Hefei Strategic Investors”) in connection with the strategic investments into NIO China. Under these definitive agreements, as amended and supplemented, before NIO Anhui is converted into a company limited by shares for the purpose of its qualified IPO, the Company and its designated parties have the right to redeem 50% of the equity interests in NIO Anhui held by the Jianheng New Energy Fund, one of the Hefei Strategic Investors.

On September 16, 2020, NIO Nextev Limited (“NIO Nextev”), on behalf of NIO, entered into a share transfer agreement with Jianheng New Energy Fund, pursuant to which NIO Nextev will redeem from Jianheng New Energy Fund 50% of the equity interests in NIO Anhui currently held by the Jianheng New Energy Fund, which accounts for 8.6% equity interests in NIO Anhui. The total consideration of the redemption will be RMB511.5 million, consisting of the actual capital increase payment Jianheng New Energy Fund has made plus prorated interest accrued at an interest rate of 10% per annum. Pursuant to the cash injection schedule in the definitive agreements, the remaining RMB 2 billion payable by Jianheng New Energy in connection with its cash contribution obligation, corresponding to 6.9% of the equity interests in NIO Anhui, has yet become due as of the date of the share transfer agreement. The Company will assume such cash contribution obligation after the share redemption is completed. As previously disclosed, the Company will apply a portion of the proceeds from its offering of American depositary shares in August 2020 to pay for the redemption and cash contribution. Upon the completion of the share redemption, the Company will hold an aggregate of 84.5% controlling equity interests in NIO China. Further, the Company has approved to change the name of NIO (Anhui) Holding Co., Ltd. to NIO Holding Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: September 18, 2020